EXHIBIT 3.2


                                 Law Offices of
                             CHAPMAN AND CUTLER LLP
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Theodore S. Chapman                                      San Francisco
1877-1943
Henry E. Cutler                                          595 Market Street
1879-1959                                                San Francisco, CA 94105
                                                         (415) 541-0500

                                                         Salt Lake City

                                                         50 South Main Street
                                                         Salt Lake City,
                                                           Utah 84144
                                                         (801) 533-0066


                               September 17, 2004



Fixed Income Securities, L.P.
18925 Base Camp Road, Suite 203
Monument, Colorado  80132-3415

The Bank of New York
BNY Atlantic Terminal
2 Hanson Place, 12th Floor
Brooklyn, New York  11217


     Re:            Advisor's Disciplined Trust, Series 15

Gentlemen:

     We have acted as counsel for Fixed Income Securities, L.P., as sponsor and depositor of Advisor's Disciplined Trust, Series 15 (the "Fund"), in connection with the issuance of units of fractional undivided interests ("Units") in the Trust of said Fund (the "Trust"), under a trust agreement dated September 17, 2004 (the "Indenture") between Fixed Income Securities, L.P., as depositor, supervisor and evaluator (the "Depositor") and The Bank of New York, as trustee, (the "Trustee").

     In this connection, we have examined the registration statement, the form of prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made in accordance with the terms of the Indenture. The Trust holds debt obligations (the "Securities") as described in the prospectus for the Trust. For purposes of the following discussion and opinions, it is assumed that the Securities are debt the interest on which is included in gross income for Federal income tax purposes.





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     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

         (i) The Trust is not an association taxable as a corporation for Federal income tax purposes, but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

        (ii) Each Unitholder (a "Unitholder") will be considered as owning a pro rata share of each Security of the Trust in the proportion that the number of Units held by him bears to the total number of Units outstanding. Under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the Trust's assets. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the Trust's assets. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Security which was issued with original issue discount at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Original issue discount will be treated as zero if it is "de minimis" within the meaning of
     Section 1273 of the Code. If a Security is a "high yield discount obligation" within the meaning of Section 163(e)(5) of the Code, certain special rules may apply. A Unitholder may elect to include in taxable income for Federal income tax purposes market discount as it accrues with respect to his interest in any Security held by the Trust which he is considered as having acquired with market discount at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

       (iii) The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Trust asset (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units), in order to determine his tax basis for his pro rata portion of each trust asset. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Securities held by the Trust as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is greater than or equal to the "de minimis" amount. To the extent the amount of such discount is less the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest.

        (iv) Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, liquidation payment on maturity or otherwise) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before the adjustment described below) by apportioning the tax basis for the Units among each of the assets of the Trust ratably according to their




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     values as of the valuation date nearest the date of purchase of the Units.
     Unitholders must reduce their tax basis of the Units for their share of accrued interest, if any, on Securities delivered after the date the Unitholders pay for Units to the extent such interest accrued on such Securities before the date the Trust acquired ownership of the Securities (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units. If the Trustee disposes of Securities (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata portion of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of a Unitholder with respect to his or her interest in each Security which was issued with original issue discount (or which has market discount) must be increased by the amount of original issue discount (and market discount if the Unitholder has elected to include market discount in income as it accrues) and the basis of a Unitholder with respect to his or her interest in each Security which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

     Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     The Code provides a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate. Special rules apply if the purchase price of a Security exceeds its original issue price plus the amount of original issue discount which would have previously accrued, based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security issued with original issue discount exceeds his pro rata portion of its adjusted issue price.

     It is possible that a Security that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of




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the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporations.

     If a Unitholder's tax basis in his pro rata portion of any Security held by the Trust is less than his allocable portion of such Security stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its revised issue price), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method.

     Accrued market discount is generally includible in taxable income of the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on Securities held by the Trust, on the sale, maturity or disposition of such Securities by the Trust and on the sale of a Unitholder's Units unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions of any interest expense incurred by the Unitholder to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest which is not currently deductible is deductible when the accrued market discount is included in income.

     A Unitholder will recognize taxable gain (or loss) when all or part of his pro rata interest in a Security is disposed of for an amount greater (or less) than his tax basis therefor in a taxable transaction (subject to the various nonrecognition provisions of the Code).

     As previously discussed, gain attributable to any Security deemed to have been acquired by the Unitholder with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under certain circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

     If a Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

     In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions."

     A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or United States corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes on interest income (including any original issue discount) on, or any gain from the sale or other disposition or redemption of,




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his pro rata interest in any Security held by the Trust or the sale of his Units provided that all of the following conditions are met:

       (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States;

      (ii)   either

             (a) if the interest is United States source income (which is the case for most securities issued by United States issuers), the debt instrument is issued after July 18, 1984, the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the debt instrument and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the debt instrument; or

             (b) the interest income is not from sources within the United
          States;

     (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year; and

      (iv) the foreign investor provides all certification which may be required.

     It should be noted that the exemption from United States taxation, including withholding taxes, does not apply to certain "contingent interest." No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-118625) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                Very truly yours,



                                CHAPMAN AND CUTLER LLP

MJK/ern





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